UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1 )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-2

SURGE COMPONENTS, INC.

(Name of Registrant as Specified In Its Charter)

Bradley P. Rexroad
Michael D. Tofias

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

SURGE COMPONENTS, INC.

2016 ANNUAL MEETING OF STOCKHOLDERS

[●], 2016

PROXY STATEMENT

OF CONCERNED STOCKHOLDERS

OF SURGE COMPONENTS, INC.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY.

This proxy statement (this “Proxy Statement”) and the enclosed WHITE proxy card are being furnished by Concerned Stockholders of Surge Components, Inc. (the “Concerned Stockholders”) in connection with the solicitation of proxies from the holders of shares of common stock, par value $.001 per share (the “Common Stock”), of Surge Components, Inc., a Nevada corporation (the “Company”), for the 2016 Annual Meeting of Stockholders of the Company scheduled to be held at [●], local time, on [●], 2016, at [●] and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).

At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:

1.          The election of two Class A directors, each to hold office until the 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”) and until their respective successors are duly elected and qualified.

2.          An advisory vote on the executive compensation of the Company’s named executive officers.

3.          The ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016.

4.          An advisory vote on a proposal submitted by Michael D. Tofias to change the Company’s jurisdiction of incorporation to Delaware.

5.          An advisory vote on a proposal submitted by the Concerned Stockholders requesting a declassified board structure.

6.          A resolution proposed by the Concerned Stockholders to repeal any amendments to the Company’s By-Laws, as amended (the “By-Laws”), adopted by the Company’s Board of Directors (the “Board”) without the approval of stockholders after February 18, 2016 (which is the date of the last publicly disclosed amendment to the By-Laws), and prior to the effectiveness of the resolution effecting such repeal.

7.          The transaction of such other business that may properly come before the Annual Meeting.

The Concerned Stockholders are Bradley P. Rexroad and Michael D. Tofias. As of the date of this Proxy Statement, Mr. Rexroad is the beneficial owner of 680,569 shares of Common Stock of the Company, of which 1,000 shares of Common Stock are in the process of being put into record name, representing approximately 6. 8 % of the Common Stock outstanding. Mr. Tofias is the record owner of 501 shares of Common Stock and the beneficial owner of an additional 1,567,622 shares of Common Stock, representing 15.6% of the Common Stock outstanding. The Concerned Stockholders intend to vote the shares of Common Stock beneficially owned by them: (1) “FOR” the election of their director nominees, Bradley P. Rexroad and Michael D. Tofias (each, a “Nominee”); (2) “AGAINST” the approval of the Company’s executive compensation; (3) “AGAINST” the ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016; (4) “FOR” the reincorporation of the Company in Delaware; (5) “FOR” a declassified board structure; and (6) “FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after February 18, 2016, and prior to the effectiveness of this resolution.

The Company has disclosed that it has set the close of business on October 18, 2016 (the “Record Date”), as the record date for determining stockholders entitled to vote at the Annual Meeting.

Additional information concerning the Nominees is set forth under the caption “Proposal 1—Election of Directors.” The Nominees are also “participants” in this proxy solicitation.

THE CONCERNED STOCKHOLDERS ARE CONDUCTING THIS PROXY SOLICITATION AND ARE NOT ACTING ON BEHALF OF THE COMPANY OR THE BOARD.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE BOARD BY AUTHORIZING A PROXY TO VOTE FOR EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

Do not return any [color] proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a [color] proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.

This Proxy Statement is dated [●], 2016, and is first being mailed to stockholders, along with the enclosed WHITE proxy card, on or about [●], 2016.

PLEASE VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED
WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IMPORTANT INFORMATION REGARDING THIS PROXY SOLICITATION

Your prompt action is important. The Concerned Stockholders urge you to vote the enclosed WHITE proxy card TODAY. Your vote is important, no matter how many or how few shares of Common Stock you own. Please send in your WHITE proxy card today.

For additional information or assistance, please contact InvestorCom, the firm assisting the Concerned Stockholders in their solicitation of proxies:

InvestorCom

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

-i-

ABOUT THE CONCERNED STOCKHOLDERS

The Concerned Stockholders are each long-term investors in the Company. Mr. Tofias first invested in the Company in March 2004. Mr. Rexroad first invested in the Company in January 2013. Together, the Concerned Stockholders own 22.4% of the Company. The Concerned Stockholders believe that Mr. Tofias is the Company’s largest individual stockholder.

REASONS FOR THIS PROXY SOLICITATION

The Concerned Stockholders believe that the Company has a history of underperformance. For example, over the five years preceding August 26, 2016 (when the Concerned Stockholders went public with their concerns), the Company’s stock price has declined by 17% while the S&P 500 and Russell 2000 indices have produced returns of 105% and 92%, respectively. Over the preceding 20 years, the Company's stock price dropped by 85% while the S&P 500 returned 375% and the Russell 2000 returned 387%. The Company also has outdated governance practices, such as a classified board of directors where directors stand for election only once every three years. The Concerned Stockholders believe it is time for new directors with the fresh perspectives and sense of urgency necessary to unlock the Company’s full potential. To that end, the Concerned Stockholders nominated two experienced and respected individuals who they believe would each, consistent with the best interests of the Company, help improve stockholder value and the Company’s operations and corporate governance. The Concerned Stockholders believe that the Nominees have excellent qualifications and will bring insightful and experienced voices to the Board.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

The following are some of the questions that you, as a stockholder of the Company, may have about this proxy solicitation and the answers to those questions. The following is not a substitute for the information contained in the remainder of this Proxy Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. The Concerned Stockholders urge you to read this entire Proxy Statement (including the annex) carefully before deciding whether to grant a proxy.

Q:	Who is making this solicitation?

A:	Proxies are being solicited by the Concerned Stockholders, who are two of the Company’s largest stockholders. They have a combined beneficial ownership of an aggregate of 2,248,692 shares of Common Stock, representing approximately 22.4% of the Common Stock outstanding on the Record Date.

Q:	What is being voted on at the Annual Meeting?

A:	At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:

1.            the election of two Class A directors, each to hold office until the 2019 Annual Meeting and until their respective successors are duly elected and qualified;

2.            an advisory vote on the executive compensation of the Company’s named executive officers;

3.            the ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016;

4.            an advisory vote on a proposal submitted by Michael D. Tofias to change the issuer’s jurisdiction of incorporation to Delaware;

5.            an advisory vote on a proposal submitted by the Concerned Stockholders requesting a declassified board structure; and

6.            a resolution proposed by the Concerned Stockholders to repeal any amendments to the By-Laws adopted by the Board without the approval of stockholders after February 18, 2016 (which is the date of the last publicly disclosed amendment to the By-Laws), and prior to the effectiveness of the resolution effecting such repeal.

Q:	How do the Concerned Stockholders recommend that I vote?

A:	At the Annual Meeting, the Concerned Stockholders recommend that you vote:

1.          “FOR” the election of the Nominees, Bradley P. Rexroad and Michael D. Tofias;

2.          “AGAINST” the approval of the Company’s executive compensation;

3.          “AGAINST” the ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016;

4.          “FOR” the reincorporation of the Company in Delaware;

5.          “FOR” a declassified board structure; and

6.          “FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after February 18, 2016, and prior to the effectiveness of th is resolution.

Messrs. Rexroad and Tofias intend to vote their shares of Common Stock consistent with these recommendations.

Q:	Why are the Concerned Stockholders soliciting your vote?

A:	The Concerned Stockholders believe that the Company has a history of underperformance. For example, over the five years preceding August 26, 2016 (when the Concerned Stockholders went public with their concerns), the Company’s stock price has declined by 17% while the S&P 500 and Russell 2000 indices have produced returns of 105% and 92%, respectively. Over the preceding 20 years, the Company’s stock price dropped by 85% while the S&P 500 returned 375% and the Russell 2000 returned 387%. The Company also has outdated governance practices, such as a classified board of directors where directors stand for election only once every three years. The Concerned Stockholders believe it is time for new directors with the fresh perspectives and sense of urgency necessary to unlock the Company’s full potential. To that end, the Concerned Stockholders nominated two experienced and respected individuals, Bradley P. Rexroad and Michael D. Tofias, who they believe would each, consistent with the best interests of the Company, help improve stockholder value and the Company’s operations and corporate governance. The Concerned Stockholders believe that the Nominees have excellent qualifications and will bring insightful and experienced voices to the Board, and urge the stockholders to support them in this effort by voting “FOR” the Nominees’s election to the Board.

Additional information concerning the background of, and the Concerned Stockholders’ reasons for, this proxy solicitation is set forth under the captions “Background of this Proxy Solicitation” and “Reasons for this Proxy Solicitation,” respectively.

Q:	Who are the Nominees?

A:	The Nominees, Bradley P. Rexroad and Michael D. Tofias, are highly qualified individuals with a diversity of experience relevant to the Company. The principal occupation and business experience of each Nominee is set forth under the caption “Proposal 1—Election of Directors.”

Q:	Who can vote at the Annual Meeting?

A:	If you are a record or beneficial owner of shares of Common Stock as of the close of business on the Record Date, then you have the right to vote at the Annual Meeting.

Q:	How many shares of Common Stock must be voted in favor of the Nominees to elect them?

A:	Directors of the Company are elected by a plurality of all of the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected.

The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class A directors for terms expiring at the 2019 Annual Meeting and until their respective successors have been duly elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee receiving fewer “FOR” votes for purposes of determining the two nominees receiving the most votes.

Q:	How many shares of Common Stock must be voted in favor of any proposal other than the election of directors that properly comes before the Annual Meeting?

A:	With respect to any proposal other than the election of directors that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if the holders of a majority of the stock represented and entitled to vote at the Annual Meeting vote “FOR” such proposal. Abstentions and broker non-votes, if any, have the same effect as a vote “AGAINST” a proposal.

Q:	What should I do in order to vote for the Nominees and any other proposals?

A:	If you hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions on the enclosed WHITE voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by telephone or over the Internet, instructions will be included on the enclosed WHITE voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, the Concerned Stockholders encourage you to vote the enclosed WHITE proxy card TODAY so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, the Concerned Stockholders recommend that you sign, date and return a WHITE proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	Can I use the WHITE proxy card to vote for any of the Company’s nominees?

A:	No. Under the proxy rules, the Concerned Stockholders may only solicit proxies in support of the Nominees. If you wish to vote for other nominees, you will need to return the Company’s [color] proxy card or attend the Annual Meeting in person and vote by ballot.

Q:	How do proxies work?

A:	Giving the Concerned Stockholders your proxy means that you authorize the proxy holders designated by the Concerned Stockholders to vote your shares of Common Stock at the Annual Meeting according to the directions that you provide. Whether or not you are able to attend the Annual Meeting, the Concerned Stockholders urge you to vote the enclosed WHITE proxy card TODAY. If you specify a choice with respect to any item by marking the appropriate box on the WHITE proxy card, the shares of Common Stock to which that proxy card relates will be voted in accordance with that specification. If no specification is made, then the shares of Common Stock will be voted (1) “FOR” the election of the Nominees, Bradley P. Rexroad and Michael D. Tofias; (2) “AGAINST” the approval of the Company’s executive compensation; (3) “AGAINST” the ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016; (4) “FOR” the reincorporation of the Company in Delaware; (5) “FOR” a declassified board structure; (6) “FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after February 18, 2016, and prior to the effectiveness of this resolution; and (7) in the proxy holders’ discretion as to any other matters that may properly come before the Annual Meeting and are unknown to the Concerned Stockholders a reasonable time before the Annual Meeting.

Q:	What is the deadline for submitting proxies?

A:	Proxies can be submitted until the polls are closed at the Annual Meeting. However, to be sure that the Concerned Stockholders receive your proxy in time to utilize it, please provide your proxy as early as possible.

Q:	May I change my vote?

A:	Yes. Even after you have submitted your proxy, you may change your vote at any time by returning a later dated proxy card or voting at the Annual Meeting by ballot. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Q:	What should I do if I receive a [color] proxy card from the Company?

A:	We urge you to discard any [color] proxy card you receive from the Company. If you submit a WHITE proxy card, do not sign or return a [color] proxy card solicited by the Company or follow any voting instructions provided by the Company unless you want to change your vote. Only your latest signed and dated proxy will count.

Q:	Whom should I contact if I have any questions about the Concerned Stockholders’ solicitation?

A:	Please call or write InvestorCom, the firm assisting the Concerned Stockholders in its solicitation, at:

InvestorCom

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own.

THE CONCERNED STOCKHOLDERS RECOMMEND THAT YOU VOTE FOR ALL OF THE NOMINEES.

Please vote each and every WHITE proxy card and WHITE voting instruction form that you receive as each account must be voted separately.

BACKGROUND OF THIS PROXY SOLICITATION

The Concerned Stockholders are each long-term investors in the Company. Mr. Tofias has been a stockholder of the Company since March 2004, and Mr. Rexroad has been a stockholder of the Company since January 2013. Each of Messrs. Rexroad and Tofias began investing in the Company based on the belief that the Common Stock was undervalued.

From time to time, each of Messrs. Rexroad and Tofias has discussed various matters with Ira Levy, the Company’s Chief Executive Officer, including (1) operating results; (2) costs and capital allocation; (3) opportunities to enhance stockholder value; (4) corporate governance; (5) excessive director compensation; and (6) strategic alternatives.

On September 15, 2014, Mr. Rexroad filed a Schedule 13D with the SEC disclosing his beneficial ownership of 5.6% of the then-outstanding Common Stock.

On May 5, 2015, Mr. Tofias sent a letter to the Board requesting to be nominated to the Board and expressing the view that there should be more significant unaffiliated stockholder representation on the Board.

On December 20, 2015, Mr. Levy informed Mr. Tofias that the Board had declined to add Mr. Tofias as a director.

On January 4, 2016, Mr. Tofias filed a Schedule 13D with the SEC disclosing his beneficial ownership of 15.7% of the then-outstanding Common Stock. Mr. Tofias had previously reported his holdings on a Schedule 13G.

 On March 15, 2016, Mr. Tofias sent a letter to the directors of the Company expressing his view that the Common Stock continued to be significantly undervalued. Mr. Tofias recommended that the Board promptly explore a sale of the Company.

On June 16, 2016, Mr. Tofias submitted a proposal to the Board for inclusion in this Proxy Statement urging the Board to take all necessary steps (excluding those that may be taken only by stockholders) to change the Company’s jurisdiction of incorporation to Delaware. For additional information, see the section of this Proxy Statement captioned “Proposal 4— Advisory Stockholder Proposal Requesting the Reincorporation of the Company in Delaware.”

On June 29, 2016, Mr. Rexroad submitted a proposal to the Company for inclusion in this Proxy Statement urging the Board to take all necessary steps (excluding those that may be taken only by stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis. For additional information, see the section of this Proxy Statement captioned “Proposal 5—The Concerned Stockholders’ Advisory Proposal Requesting a Declassified Board Structure.”

On July 1, 2016, Mr. Tofias submitted a request to inspect certain books and records of the Company, including a stockholder list.

On July 31, 2016, Messrs. Rexroad, Tofias and Levy and Gary Jacobs, a member of the Board, participated in a telephonic meeting during which Messrs. Rexroad and Tofias expressed their continued dissatisfaction with the Company’s corporate governance and capital allocation, as well as their view that the Company should be sold. Mr. Levy expressed a desire for the Company to remain public and potentially repurchase the shares of Common Stock held by Messrs. Rexroad and Tofias. Messrs. Rexroad and Tofias expressed their concern that such a repurchase would constitute preferential treatment over the Company’s other stockholders. Mr. Levy also expressed an interest in acquiring all shares of Common Stock not held by the Board or the Company’s management.

On August 24, 2016, the Concerned Stockholders entered into a Joint Filing, Group and Solicitation Agreement in which they agreed, among other things, to (1) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company; (2) seek representation on the Board at the 2016 Annual Meeting; and (3) share the expenses incurred in seeking representation on the Board.

On August 25, 2016, the Concerned Stockholders delivered to the Company a notice of its nomination of the Nominees, as required by the By-Laws. The notice also proposed two items of business for consideration at the Annual Meeting. For additional information, see the sections of this Proxy Statement captioned “Proposal 5—The Concerned Stockholders’ Advisory Proposal Requesting a Declassified Board Structure” and “Proposal 6—The Concerned Stockholders’ By-Law Restoration Proposal.”

On August 26, 2016, the Concerned Stockholders filed a Schedule 13D disclosing their aggregate beneficial ownership of 22. 2 % of the then-outstanding Common Stock.

On September 15, 2016, Messrs. Rexroad, Tofias, Levy and Alan Pflaker, a member of the Board, met. Messrs. Rexroad and Tofias reiterated their belief that the Board should pursue a sale of the Company. Messrs Rexroad and Tofias also discussed the possibility of Board representation and of a significant return of capital to stockholders. No specific proposal to resolve the proxy contest was made by Messrs. Rexroad and Tofias.

PROPOSAL 1—ELECTION OF DIRECTORS

The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class A directors for terms expiring at the 2019 Annual Meeting and until their respective successors have been duly elected and qualified. The Concerned Stockholders are seeking your support at the Annual Meeting to elect the Nominees, Bradley P. Rexroad and Michael D. Tofias.

The Nominees have furnished the following information regarding their principal occupations and certain other matters. The ages of the nominees are given as of October 1 , 2016. Each of the nominees is a citizen of the United States of America.

Bradley P. Rexroad

Bradley P. Rexroad, age 43, has served as Principal at Assay Research, LLC, a financial research firm that provides unbiased insight into the financial statements, accounting practices and policies, quality of earnings, and corporate governance practices of publicly-traded companies, since March 2003. Mr. Rexroad holds a B.S. in Accounting from San Diego State University and an M.B.A. from the University of Miami. Mr. Rexroad holds the Chartered Financial Analyst designation.

The Concerned Stockholders believe that Mr. Rexroad’s extensive financial and accounting expertise, including holding the Chartered Financial Analyst designation, would be of substantial value to the Board. In addition, the Concerned Stockholders believe that Mr. Rexroad would add a unique element to the Board as a major outside stockholder, allowing the Board to receive ongoing feedback from the perspective of a major outside stockholder.

Michael D. Tofias

Michael D. Tofias, age 50, has been an independent private investor since February 2015 . From 1998 to February 2015, Mr. Tofias served in various positions at Citigroup Global Markets Inc. and its predecessors, most recently as Managing Director, Institutional Fixed Income Sales. Citigroup Global Markets Inc. is a provider of investment banking and financial advisory services. Mr. Tofias holds a B.B.A. in Finance from the University of Massachusetts, Amherst, and an M.B.A. from the Wharton School of the University of Pennsylvania.

The Concerned Stockholders believe that Mr. Tofias’s extensive experience in capital markets, credit markets and analyzing companies , as well as his knowledge of unlisted micro-cap companies and capital allocation, would be of substantial value to the Board. In addition, the Concerned Stockholders believe that Mr. Tofias would add a unique element to the Board as a major outside stockholder, allowing the Board to receive ongoing feedback from the perspective of a major outside stockholder. The Concerned Stockholders believe that Mr. Tofias is the Company’s largest individual stockholder.

THE CONCERNED STOCKHOLDERS URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES, BRADLEY P. REXROAD AND MICHAEL D. TOFIAS, ON THE ENCLOSED WHITE PROXY CARD TODAY.

Even if all of the Nominees are elected, they will not constitute a majority of the Board. The Nominees will not alone be able to cause the Company to take any action. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with the other Board members, the Nominees believe that they can effect positive change at the Company. If elected, the Concerned Stockholders expect the Nominees to advocate for improvements to the Company’s corporate governance, including repealing the classification of the Board and reincorporating the Company in Delaware. The Concerned Stockholders are not aware of any plans by the Nominees to take any specific actions if elected to the Board, but understands that the Nominees intend to advocate for a repeal of the classification of the Board and the reincorporation of the Company in Delaware.

There can be no assurance that if any of the Nominees are elected, any other members of the Board who are not the Nominees will serve with the Nominees. Except as set forth in this Proxy Statement, the Concerned Stockholders believe that each of the Nominees is independent within the meaning of the rules of The NASDAQ Stock Market and is not currently affiliated with the Company or any of its subsidiaries. The Concerned Stockholders have no knowledge of any facts that would prevent the determination that each of the Nominees is independent in accordance with the corporate governance standards of the Company, the pertinent listing standards of The NASDAQ Stock Market and any applicable legal requirements. Consequently, the Concerned Stockholders believe that if the Nominees are elected, there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. If the Nominees are elected, the composition of the Board’s committees will be determined by the Board.

Each of the Nominees has consented to being named as a nominee in this Proxy Statement and to serve as a director of the Company if elected. The Concerned Stockholders do not expect that any of the Nominees will be unable to stand for election to the Board or to serve as a director if elected. In the event that a vacancy in the Concerned Stockholders’ slate of nominees should occur because any Nominee is unable to serve or for good cause will not serve, the Concerned Stockholders may appoint a substitute candidate that they select and the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee. If the Concerned Stockholders appoint a substitute nominee, the Concerned Stockholders will make a filing with the SEC that (1) identifies such substitute nominee; (2) discloses that such substitute nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (3) includes the information with respect to such substitute nominee required to be disclosed under the SEC’s proxy rules. In the event that the Company refuses to permit a substitute nominee as contemplated by this paragraph by reason of the By-Laws or otherwise, the Concerned Stockholders reserve the right to challenge such By-Laws or the application of such By-Laws to such substitute nominee or take other action in an appropriate legal proceeding.

The Concerned Stockholders reserve the right to nominate additional nominees if the Company (1) purports to increase the number of directorships; or (2) makes or announces any changes to the By-Laws or takes or announces any other action that that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees. To the extent that the Company proposes to put up for election more than two nominees at the Annual Meeting, the Concerned Stockholders reserve the right to nominate an equal number of additional persons, which the Concerned Stockholders believe would be an available remedy under Nevada law in response to any attempt by the Company to interfere with the voting rights of the Company’s stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of the Concerned Stockholders that any attempt to change the size of the Board or disqualify any of the Nominees or any substitute or additional alternate nominees through amendments to the By-Laws or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. If the Concerned Stockholders appoint an additional nominee, it will make a filing with the SEC that (1) identifies such additional nominee; (2) discloses that such additional nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (3) includes the information with respect to such additional nominee required to be disclosed under the SEC’s proxy rules. The Concerned Stockholders reserve the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee or substitute or additional nominee. The Concerned Stockholders further reserve the right to nominate fewer than all of the Nominees or to nominate persons to fill any vacancies on the Board.

To the extent that only two directorships are up for election at the Annual Meeting, the Concerned Stockholders will use proxies solicited only to vote for the Nominees (or any substitute nominee, as described above). If the Concerned Stockholders substitute a nominee or proposes an additional nominee, the Concerned Stockholders will make the filings with the SEC described above. Only then will the shares of Common Stock represented by the enclosed WHITE proxy card be voted for any substitute nominee or additional nominee.

If elected, the Nominees, together with the other directors of the Company, will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation to comply with his or her fiduciary duties under Nevada law. It is possible that circumstances may arise in which the interests of the Concerned Stockholders, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ. In that case, the Concerned Stockholders expect the Nominees to fully discharge their fiduciary obligations to the Company and its stockholders under Nevada law.

The Nominees will not receive any compensation from the Concerned Stockholders for their services as directors of the Company if elected. Each of the Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company’s definitive proxy statement filed with the SEC on [●], 2016 (the “Company Proxy Statement”). The Nominees may elect to waive any compensation that would be payable to them by the Company in connection with their service on the Board.

PROPOSAL 2—ADVISORY VOTE ON THE COMPANY’S EXECUTIVE COMPENSATION

As discussed in further detail in the Company Proxy Statement, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company has proposed an advisory vote to approve the compensation of the Company’s named executive officers as described in the Company Proxy Statement. This is often referred to as a “say-on-pay” vote, and provides stockholders with the ability to cast a vote with respect to the Company’s executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company Proxy Statement. This advisory vote on the Company’s executive compensation is not binding on the Board.

The Concerned Stockholders strongly object to the employment agreements entered into by the Company with Ira Levy, the Company’s Chief Executive Officer, and Steven J. Lubman, the Company’s Vice President, in February 2016.  In particular, these agreements include provisions whereby both Messrs. Levy and Lubman, if they are terminated without cause, would be entitled to 36 months of their annual compensation and the acceleration of any then-unvested stock options, restricted stock grants and other equity incentive awards.  The Concerned Stockholders believe that these severance payments could exceed $2 million. They also might dissuade others from acquiring the Company.

Furthermore, the Concerned Stockholders strongly object to the Board’s continued grant of unrestricted stock and stock options (all of which dilute other stockholders) instead of paying cash bonuses.  Since 2010, the Board has granted Messrs. Levy and Lubman options covering approximately 6.6% of the outstanding Common Stock. These are in addition to annual bonuses in the form of unrestricted stock, which have accounted for a further approximately 1.6% of the outstanding Common Stock.

Additional information regarding this proposal is contained in the Company Proxy Statement.

The Concerned Stockholders recommend that you vote “AGAINST” this proposal. The Concerned Stockholders intend to vote their shares of Common Stock “AGAINST” this proposal.

PROPOSAL 3—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

As discussed in further detail in the Company Proxy Statement, the Audit Committee of the Board has appointed Seligson & Giannattasio, LLP as the Company’s independent registered accounting firm for the fiscal year ending November 30, 2016. The Company is submitting the appointment of Seligson & Giannattasio, LLP for ratification by the stockholders at the Annual Meeting.

Additional information regarding this proposal is contained in the Company Proxy Statement.

The Concerned Stockholders recommend that you vote “AGAINST” this proposal. The Concerned Stockholders intend to vote their shares of Common Stock “AGAINST” this proposal.

PROPOSAL 4— ADVISORY STOCKHOLDER PROPOSAL REQUESTING THE REINCORPORATION OF
THE COMPANY IN DELAWARE

Mr. Tofias submitted this proposal for consideration at the Annual Meeting. This proposal urges the Board to take all necessary steps (other than any steps that must be taken by the stockholders) to change the Company’s jurisdiction of incorporation to Delaware.

Proposal 4 provides for the adoption of the following resolution:

RESOLVED, That the stockholders of Surge Components, Inc. (the “Company”) urge the Board of Directors of the Company to take the necessary steps (excluding those that may be taken only by stockholders) to change the Company’s jurisdiction of incorporation to Delaware.

The Company at present is incorporated under the laws of Nevada. Professor Michal Barzuza, writing in the Virginia Law Review, has called Nevada’s corporate law “shockingly lax.” For example, Nevada law allows officers and directors to avoid liabilities that are considered almost axiomatic, such as those for breaches of the duty of loyalty, acts or omissions not in good faith, and transactions from which an officer or a director derived an improper personal benefit. A leading corporate law treatise states flatly that “a lot of con artists also find Nevada an ideal place to hide behind their corporate ‘shells,’ to the point that many professional investors view with suspicion any Nevada corporation that has its mailing address in another state.”

The proposal recommends reincorporation of the Company in Delaware. Delaware is by far the most popular jurisdiction of incorporation for public companies. A majority of the corporations listed on U.S. stock exchanges are incorporated in Delaware, as are 64% of the corporations that make up the Fortune 500. Research has shown that Delaware firms are worth significantly more than similar firms incorporated elsewhere.

There are excellent reasons for Delaware’s success, including a corporate statute that provides corporate efficiencies while retaining protections for stockholders and is regularly updated, and an efficient and professional office of the Secretary of State, which maintains state corporate records. Particularly notable is Delaware’s Court of Chancery, a specialized court that focuses on corporate issues and can provide swift decisions. The Court of Chancery is one of the most highly respected trial courts of any kind in the United States. It has produced a large body of case law, and its consistency and professionalism results in a predictability that is not available with less experienced courts.

A head-to-head comparison shows other advantages to Delaware:

•	Delaware has strong appraisal rights for stockholders, which in the recent case of Dell resulted in a 28% premium over the price negotiated in a merger. Nevada’s appraisal rights are less extensive and impose more procedural barriers to stockholders.

•	Delaware provides stockholders with broad inspection rights, while Nevada rights are more limited.

•	Nevada imposes extensive antitakeover restrictions that can reduce stockholders’ ability to realize value through a corporate sale.

While costs can be somewhat higher in Delaware (I estimate currently approximately $6,000 per year), I believe the benefits to stockholders far exceed this difference in cost.

Accordingly, I believe it is time for the Company to reconsider its 2010 reincorporation in Nevada and seek to move instead to a more shareholder-friendly state. As Professor Barzuza has written, “it would seem as though Delaware is racing toward the top and Nevada is racing toward the bottom.”

This proposal is advisory only and the results will not be binding on the Board.

The Concerned Stockholders recommend that you vote “FOR” this proposal. The Concerned Stockholders intend to vote their shares of Common Stock “FOR” this proposal.

PROPOSAL 5—the Concerned Stockholders’ ADVISORY Proposal requesting a declassified board structure

The Concerned Stockholders submitted this proposal for consideration at the Annual Meeting. This proposal urges the Board to take all necessary steps (other than any steps that must be taken by the stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis.

Proposal 5 provides for the adoption of the following resolution:

RESOLVED, that the stockholders of the Company urge the Board to take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis

The Concerned Stockholders acknowledge that there are circumstances in which it may be beneficial for a company to have a classified board of directors. For example, a classified board reduces a company’s vulnerability to certain potentially abusive takeover tactics by encouraging potential acquirers to negotiate at arms-length with the company’s board of directors.

The Concerned Stockholders believe that a classified board reduces a board’s accountability to stockholders because directors only stand for election once every three years.

This proposal is advisory only and the results will not be binding on the Board.

The Concerned Stockholders believe that, as a matter of good corporate governance, all directors should be elected annually. The Concerned Stockholders recommend that you vote “FOR” this proposal. The Concerned Stockholders intend to vote their shares of Common Stock “FOR” this proposal.

PROPOSAL 6—THE CONCERNED STOCKHOLDERS’ BY-LAW RESTORATION PROPOSAL

Pursuant to the Company’s Certificate of Incorporation and By-Laws, the Board has the power to adopt, amend and repeal the By-Laws by a vote of the majority of the Board at any regular or special meeting of the Board. As of the date of this Proxy Statement, the Concerned Stockholders are not aware of any decision by the Board to adopt, amend or repeal any provision of the By-Laws since February 18, 2016 (which is the date of the last publicly disclosed amendment to the By-Laws), but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such an amendment could be adopted by the Board or become effective. Such an amendment could negatively impact the Concerned Stockholders’ ability to solicit or obtain proxies from stockholders or otherwise adversely affect the ability of stockholders to vote on Proposal 1. The Concerned Stockholders would like to ensure that stockholders have the ability to elect the Nominees at the Annual Meeting.

Although adoption of this proposal could have the effect of repealing previously undisclosed amendments to the By-Laws without considering the beneficial nature, if any, of such amendments to the stockholders, it would not repeal any such amendments that were approved by stockholders. In particular, the repeal of any By-Laws pursuant to this proposal could have the effect of reversing amendments to the By-Laws implemented by the Board that are aligned with stockholder interests.

Proposal 6 provides for the adoption of the following resolution:

RESOLVED, that each provision or amendment of the By-Laws adopted by the Board without the approval of the stockholders of the Company after February 18, 2016 (purportedly the last date of reported changes) and prior to the approval of this resolution be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.

The Concerned Stockholders recommend that you vote “FOR” this proposal. The Concerned Stockholders intend to vote their shares of Common Stock “FOR” this proposal.

VOTING AND PROXY PROCEDURES

Securities Entitled to Vote

Based on information publicly disclosed by the Company, the shares of Common Stock constitute the only class of outstanding voting securities of the Company. Accordingly, only holders of shares of Common Stock as of the close of business on the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock entitles its holder to one vote. There are no cumulative voting rights. The Company has disclosed that [●] shares of Common Stock were outstanding and entitled to vote as of the close of business on the Record Date. If you are a stockholder of record as of the Record Date, you will retain your right to vote at the Annual Meeting even if you sell your shares of Common Stock after the Record Date.

Quorum

The presence, in person or by proxy, of holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Your shares of Common Stock will be counted toward the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, brokerage firm, dealer, trust company or other nominee) or if you vote in person by ballot at the Annual Meeting. Abstentions, broker non-votes and votes withheld will be counted toward the quorum requirement. If a quorum is not present or represented at the Annual Meeting, the Chairman of the Board or a majority of the directors on the Board present at the Annual Meeting may adjourn the Annual Meeting.

Vote Required

Directors of the Company are elected by a plurality of all the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected. The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class A directors for terms expiring at the 2019 Annual Meeting and until their successors have been duly elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee receiving fewer “FOR” votes for purposes of determining the two nominees receiving the most votes.

By voting using the enclosed WHITE proxy card, you will only be able to vote for the Nominees. If you wish to vote for a different slate of nominees, you will need to return the Company’s [color] proxy card or attend the Annual Meeting in person and vote by ballot. If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, you will not be able to vote in person by ballot at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your bank, brokerage firm, dealer, trust company or other nominee and present it at the Annual Meeting.

With respect to any proposal other than the election of directors that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if the holders of a majority of the stock represented and entitled to vote at the Annual Meeting vote “FOR” such proposal. Abstentions and broker non-votes, if any, have the same effect as a vote “AGAINST” a proposal.

The Concerned Stockholders currently intend to deliver this Proxy Statement and a WHITE proxy card to a sufficient number of holders of shares of Common Stock to elect the Nominees and approve its stockholder proposals.

Pursuant to applicable SEC rules, the Company is required to announce the preliminary or final voting results within four business days of the Annual Meeting by means of a Current Report on Form 8-K filed with the SEC.

Voting by Proxy

Please authorize a proxy to vote by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided TODAY.

If you hold your shares of Common Stock in more than one account, you will receive a WHITE proxy card for each account. To ensure that all of your shares of Common Stock are voted, please sign, date and return the WHITE proxy card for each account.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, the Concerned Stockholders encourage you to vote the enclosed WHITE proxy card today so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, the Concerned Stockholders recommend that you vote your WHITE proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

The enclosed WHITE proxy card may be signed only by holders of record of shares of Common Stock as of the close of business on the Record Date. If you were a stockholder of record as of the close of business on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell some or all of your shares of Common Stock after the Record Date. Accordingly, it is important that you vote all of the shares of Common Stock held by you as of the close of business on the Record Date, or grant a proxy to vote your shares of Common Stock on the enclosed WHITE proxy card, even if you sell some or all of your shares of Common Stock after the Record Date.

If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, these proxy materials are being forwarded to you by your bank, brokerage firm, dealer, trust company or other nominee. As a beneficial owner, you must instruct your broker, dealer, trustee or nominee how to vote. Your broker, dealer, trustee or nominee cannot vote your shares of Common Stock on your behalf without your instructions.

If you are a beneficial owner of shares of Common Stock held in “street name” and do not provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee, your shares of Common Stock will not be voted on any proposal on which your bank, brokerage firm, dealer, trust company or other nominee does not have or does not exercise discretionary authority to vote, such as a non-routine matter for which you do not provide voting instructions. This is referred to as a “broker non-vote.” The Concerned Stockholders believe that due to the contested nature of the election at the Annual Meeting, all of the matters to be voted on at the Annual Meeting are considered non-routine. Accordingly, banks, brokerage firms, dealers, trust companies and other nominees will be unable to exercise discretionary voting authority with respect to any of the proposals to be voted on at the Annual Meeting.

Depending upon your bank, brokerage firm, dealer, trust company or other nominee, you may be able to vote either by telephone or over the Internet. Please refer to the enclosed WHITE voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting instruction form.

Because a beneficial owner is not the stockholder of record, if you wish to vote your shares of Common Stock in person by ballot at the Annual Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock.

IMPORTANT

Regardless of how many shares of Common Stock you own, your vote is very important. Please vote by signing, dating and returning the enclosed WHITE proxy card.

Please vote each WHITE proxy card that you receive as each account must be voted separately.

Do not return any [color] proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a [color] proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.

Attending the Annual Meeting

You are entitled to attend the Annual Meeting if you are a stockholder of record as of the close of business on the Record Date.

If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, your name will not appear in the Company’s register of stockholders. Those shares of Common Stock are held in the name of your bank, brokerage firm, dealer, trust company or other nominee on your behalf. In order for you to attend the Annual Meeting, you must bring a letter or account statement showing that you beneficially own the shares of Common Stock held by your bank, brokerage firm, dealer, trust company or other nominee. To ensure that your shares of Common Stock are voted at the Annual Meeting, you should promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a WHITE proxy card is submitted on your behalf.

Please refer to the Company Proxy Statement for additional information about attending the Annual Meeting, including any requirements to gain admission to the Annual Meeting.

Revocation of Proxies

If you are a record owner of shares of Common Stock as of the close of business on the Record Date and have mailed a proxy card to the Company, you may revoke that card before it is voted at the Annual Meeting by mailing a signed WHITE proxy card bearing a date later than the proxy card that you delivered to the Company either to the Concerned Stockholders in care of InvestorCom, 65 Locust Avenue, Suite 302, New Canaan, CT 06840, or to such address as the Company may provide. Only your latest signed and dated proxy will count and will serve as a revocation of any prior proxy submitted. Proxies may also be revoked at any time prior to being voted at the Annual Meeting by: (1) attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or (2) delivering a written notice of revocation. A written revocation may be in any form validly signed by the record holder or an authorized agent of the record holder as long as it clearly states that the proxy previously given is no longer effective. A written notice of revocation may be delivered either to the Concerned Stockholders in care of InvestorCom, 65 Locust Avenue, Suite 302, New Canaan, CT 06840, or to such address as the Company may provide. Although a revocation is effective if delivered to the Company, the Concerned Stockholders request that you mail or deliver either the original or a copy of any revocation to the Concerned Stockholders in care of InvestorCom,  65 Locust Avenue, Suite 302, New Canaan, CT 06840. The Concerned Stockholders may contact stockholders who have revoked their proxies.

If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee and you wish to revoke a proxy card, you must return a later dated proxy to your bank, brokerage firm, dealer, trust company or other nominee. Only your latest signed and dated proxy will count. You may also revoke a proxy at any time before it is voted at the Annual Meeting by attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy). You will also need to obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock in order to vote in person by ballot at the Annual Meeting.

By submitting your proxy to the Concerned Stockholders by signing and dating the enclosed WHITE proxy card, you are revoking all prior proxies that you have previously given with respect to the Annual Meeting.

SOLICITATION OF PROXIES

The initial solicitation of proxies by mail may be supplemented by telephone, fax, email, newspapers and other publications of general distribution, through the Internet, and by personal solicitation by the Concerned Stockholders and the persons listed on Annex A who are “participants” in the solicitation of proxies. No additional compensation for soliciting proxies will be paid to such participants for their proxy solicitation efforts.

The Concerned Stockholders have retained InvestorCom for solicitation and advisory services in connection with the solicitation of proxies, for which InvestorCom is to receive a fee of up to $25,000. Up to 30 people may be employed by InvestorCom in connection with the solicitation of proxies. The Concerned Stockholders have also agreed to reimburse InvestorCom for out-of-pocket expenses and to indemnify InvestorCom against certain liabilities and expenses, including reasonable legal fees and related charges. InvestorCom will solicit proxies from individuals, banks, brokerage firms, dealers, trust companies, other nominees and other institutional holders.

The Concerned Stockholders’ expenses related to the solicitation of proxies are currently estimated to be approximately $100,000, of which approximately $25,000 has been incurred to date. Such costs include, among other things, expenditures for attorneys, public relations advisors, proxy solicitors, printing, advertising, postage and other miscellaneous expenses and fees. The entire expense of soliciting proxies by or on behalf of the Concerned Stockholders is being borne by the Concerned Stockholders. Banks, brokerage firms, dealers, trust companies and other nominees will be requested to forward solicitation materials to beneficial owners of shares of Common Stock. The Concerned Stockholders will reimburse banks, brokerage firms, dealers, trust companies and other nominees for their reasonable expenses for sending solicitation material to beneficial owners.

To the extent legally permissible, if successful in the election of one or more of the Nominees, the Concerned Stockholders currently intend to seek reimbursement from the Company for the costs of this solicitation. The Concerned Stockholders do not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

OTHER MATTERS

Miscellaneous

Except as set forth in this Proxy Statement, the Concerned Stockholders are not aware of any other proposals to be considered at the Annual Meeting. However, if the Concerned Stockholders learn of any other proposals made a reasonable time before the Annual Meeting, the Concerned Stockholders will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on the proposal or will not exercise discretionary authority with respect to the proposal. If other proposals are made thereafter, the persons named as proxies on the WHITE proxy card will vote such proxies in their discretion on such proposals.

Interests of Participants in the Solicitation

This proxy solicitation is being conducted by the Concerned Stockholders. The information in this Proxy Statement and in Annex A about the other persons listed on Annex A who are “participants” in the solicitation of proxies by the Concerned Stockholders was provided by that participant.

Important Notice Regarding the Availability of Proxy Materials of the Concerned Stockholders for the Annual Meeting of Stockholders of Surge Components, Inc. to be held on [●], 2016:

This Proxy Statement and the WHITE proxy card are available at http://www.icommaterials.com/SPRS.

Certain Information Regarding the Company

Based on information publicly disclosed by the Company, the Company’s principal executive office is located at 95 E. Jefryn Blvd., Deer Park, New York 11729.

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

The Concerned Stockholders have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company Proxy Statement in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes (1) interests of certain persons in matters to be acted upon, other than the Concerned Stockholders; (2) voting securities and principal holders thereof, other than the Concerned Stockholders; (3) information regarding directors and executive officers, other than the Concerned Stockholders; and (4) compensation of directors and executive officers. The Concerned Stockholders was not involved in the preparation of the Company Proxy Statement, and cannot reasonably confirm the accuracy or completeness of certain information contained in the Company Proxy Statement.

Except as otherwise stated in this Proxy Statement, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the Concerned Stockholders have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement that are made in reliance upon publicly available information are inaccurate or incomplete, to date (1) the Concerned Stockholders have not had access to the books and records of the Company related to such information and statements; (2) was not involved in the preparation of such information; and (3) is not in a position to verify such information and statements. All information relating to any person other than the participants is based only on the knowledge of the Concerned Stockholders.

Stockholder Proposals For the 201 7 Annual Meeting

The Company Proxy Statement discloses the following information related to the submission of stockholder proposals for the 201 7 Annual Meeting of Stockholders (the “201 7 Annual Meeting”):

In accordance with the provisions of Rule 14a-8(e) of the Exchange Act, proposals of stockholders intended to be presented at the 201 7 Annual Meeting must be received by [●], to be eligible for inclusion in the Company’s proxy statement and form of proxy for that meeting.

If a stockholder desires to nominate a candidate for election to the Board, such stockholder must submit the nomination in compliance with the By-Laws not earlier than the 120th day or later than the 90th day before the anniversary date of the Annual Meeting.

Other stockholder proposals not made in accordance with the provisions of Rule 14a-8 must be submitted to the Board in compliance with the By-Laws not earlier than the 120th day or later than the 90th day before the anniversary date of the Annual Meeting.

Please refer to the Company Proxy Statement for additional information on these matters.

FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain certain statements that are “forward looking” in nature, and stockholders should be aware that any such forward-looking statements are only predictions and subject to risks and uncertainties that exist in the business environment that could render actual outcomes and results materially different from that predicted. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “plan,” “expect,” “intend” or “believe” or the negative of such terms or other comparable terminology. You should not place undue reliance on any such statements, and any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements. There can be no assurance that the actual results or developments anticipated by the Concerned Stockholders will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the Concerned Stockholders undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

OTHER INFORMATION

This Proxy Statement is dated [●], 2016. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

YOUR PROMPT ACTION IS IMPORTANT. THE CONCERNED STOCKHOLDERS URGE YOU TO VOTE THE ENCLOSED WHITE PROXY CARD TODAY.

ANNEX A

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Under applicable SEC rules and regulations, the Nominees and certain other persons are “participants” with respect to the Concerned Stockholders’ solicitation of proxies. The following sets forth certain information about the persons and entities who are participants. Each natural person who is a participant is a citizen of the United States of America.

Certain Information Concerning the Nominees

There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

Except as disclosed in this Proxy Statement, none of the Nominees has been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”). Except as disclosed in this Proxy Statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee. Except as disclosed in this Proxy Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

The following table sets forth the names and business addresses of the Nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Nominees is carried on. The principal occupations or employment of the Nominees are set forth under the caption “Proposal 1—Election of Directors.”

Name	Business Address
Bradley P. Rexroad	970 Reserve Drive, Suite 115, Roseville, CA 95678
Michael D. Tofias	25 Cambridge Drive, Short Hills, NJ 07078

Information Regarding Ownership of Common Stock by the Participants

The Nominees have beneficial ownership of shares of Common Stock as set forth in the table below. No associates of the Nominees beneficially own any shares of Common Stock. None of the participants or any of their respective associates owns any shares of Common Stock of record that such person or entity does not own beneficially. None of the participants or any of their respective associates beneficially own any other securities of the Company.

A-1

Name	Number of Shares of Common Stock
Bradley P. Rexroad	680,569	(1)(2)
Michael D. Tofias	1,568,123

(1)   Includes 30,500 held by Mr. Rexroad’s spouse.

(2)   Does not include 13,550 shares of Common Stock owned by Mr. Rexroad’s father and stepmother, who do not share Mr. Rexroad’s home.

Transactions in the Company’s Securities by the Participants

During the two years prior to September 22, 2016, the participants purchased or sold the following securities of the Company. Except as disclosed in this Proxy Statement, none of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

TRANSACTIONS BY THE STOCKHOLDERS

Bradley P. Rexroad

Date of Transaction	Number of Shares	Nature of Transaction
10/15/2014	50,000	(1)
10/24/2014	2,000	(1)
3/6/2015	40,000	(1)
4/7/2015	6,500	(1)
4/13/2015	3,772	(1)
7/5/2016	5,600	(1)
7/6/2016	100	(1)
7/11/2016	10,368	(1)
7/20/2016	10,000	(1)
7/21/2016	190	(1)
7/22/2016	2,000	(1)
7/29/2016	2,000	(1)
8/1/2016	10,000	(1)
8/1/2016	1,500	(1)
8/5/2016	3,000	(1)
8/8/2016	2,000	(1)
8/9/2016	6,500	(1)
8/9/2016 (a)	7,000	(1)
8/15/2016	1,100	(1)
8/16/2016	500	(1)
9/21/2016	5,326	(1)
9/22/2016	4,500	(1)

A-2

(1)     Open market purchase of shares of Common Stock.

(a)     Purchase by spouse.

Michael D. Tofias

Date of Transaction	Number of Shares	Nature of Transaction
7/10/2015	26,900	(2)
7/14/2015	14,509	(2)
7/14/2015	14,001	(2)
7/14/2015	14,000	(2)
7/17/2015	8,881	(2)
7/21/2015	8,882	(2)
7/22/2015	8,880	(2)

(2)    Charitable gift of shares of Common Stock.

Miscellaneous Information Concerning the Participants

On August 24, 2016, the Concerned Stockholders entered into a Joint Filing, Group and Solicitation Agreement in which the Concerned Stockholders agreed, among other things, to (1) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company; (2) seek representation on the Board at the Annual Meeting; and (3) share the expenses incurred in seeking such representation on the Board.

Except as described in this Annex A or in this Proxy Statement, neither any participant nor any of his respective associates or affiliates (together, the “Participant Affiliates”) (1) is either a party to any transaction or series of transactions since August 1, 2015, or has knowledge of any currently proposed transaction or series of proposed transactions, (a) to which the Company or any of its subsidiaries was or is to be a participant; (b) in which the amount involved exceeds $120,000; and (c) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest; or (2) has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter presently expected by the Concerned Stockholders to be acted upon at the Annual Meeting. Furthermore, except as described in this Annex A or this Proxy Statement, no participant or Participant Affiliate (1) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company, or (2) has had any relationship with the Company in any capacity other than as a stockholder.

Except as described in this Annex A or in this Proxy Statement, no participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Except as described in this Annex A or in this Proxy Statement, there are no contracts, arrangements or understandings by any participant or Participant Affiliate since August 1, 2015, with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.

A-3

The Concerned Stockholders and each of the Nominees may be deemed to have an interest in the election of the Nominees directly or indirectly through the record or beneficial ownership of shares of Common Stock. The Nominees may also be deemed to have an interest in their election to the Board by virtue of the compensation and indemnification that they will, or will be entitled to, receive from the Company if elected as directors.

Except as described in this Annex A or in this Proxy Statement, there are no arrangements, agreements or understandings between or among the participants or between or among participants and any other persons or entities in connection with the election of the Nominees, and none of the participants will receive additional compensation from the Concerned Stockholders in connection with the election of the Nominees.

Except as described in this Annex A or in this Proxy Statement, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or associate has a material interest adverse to the Company or any of its subsidiaries.

Except as described in this Annex A or in this Proxy Statement, (1) no occupation or employment is or was carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; and (2) none of the Nominees has ever served on the Board.

Except as described in this Annex A or in this Proxy Statement, there are no family relationships between any Nominee and any director or executive officer of the Company.

During the Company’s last fiscal year, Mr. Tofias was the beneficial owner of more than 10% of the Common Stock. To the knowledge of the Concerned Stockholders, Mr. Tofias did not fail to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s most recent fiscal year or any other applicable prior fiscal years , other than with respect to a Form 4 for a transaction occurring on July 17, 2015, that was filed on July 22, 2015, and a Form 4 for a transaction occurring on July 10, 2015, that was filed on July 14, 2015.

Except as described in this Annex A or in this Proxy Statement, there are no relationships or dealings between the Nominees and the Company or any of its subsidiaries, affiliates, directors, officers or agents.

A-4

IMPORTANT

PLEASE REVIEW THIS PROXY STATEMENT AND
THE ENCLOSED MATERIALS CAREFULLY.

YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR
HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.          If you hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

2.          If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions on the enclosed WHITE voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by telephone or over the Internet, instructions will be included on the enclosed WHITE voting instruction form.

3.          If you have previously signed and returned a [color] proxy card to the Company, you have every right to change your vote. Only your latest signed and dated proxy card will be counted. You may revoke any proxy card already sent to the Company by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting or by voting in person by ballot at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

4.          After voting the enclosed WHITE proxy card, do not sign or return a [color] proxy card unless you intend to change your vote. Only your latest signed and dated proxy will be counted.

5.          Please vote each and every WHITE proxy card and WHITE voting instruction form that you receive as each account must be voted separately.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares of Common Stock, please contact:

InvestorCom

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

PRELIMINARY PROXY CARD—SUBJECT TO COMPLETION

PLEASE VOTE TODAY!

SEE REVERSE SIDE

▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND
SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED▼

FORM OF PROXY CARD—WHITE

2016 ANNUAL MEETING OF STOCKHOLDERS

SURGE COMPONENTS, INC.

THIS PROXY IS SOLICITED BY CONCERNED STOCKHOLDERS OF SURGE COMPONENTS, INC. (THE “CONCERNED STOCKHOLDERS”) AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF SURGE COMPONENTS , INC. (THE “BOARD”)

The undersigned stockholder of Surge Components, Inc., a Nevada corporation (the “Company”), hereby constitutes and appoints Bradley P. Rexroad, Michael D. Tofias and John Glenn Grau, and each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock, par value $.001 per share, of the Company registered in the name of the undersigned at the 2016 Annual Meeting of Stockholders of the Company to be held at [●], local time, on [●], [●], 2016, at [●] and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED (1) “FOR” THE ELECTION OF BRADLEY P. REXROAD AND MICHAEL D. TOFIAS; (2) “AGAINST” the approval of the Company’s executive compensation; (3) “AGAINST” the ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016; (4) “FOR” REINCORPORATION OF THE COMPANY IN DELAWARE; (5) “FOR” A DECLASSIFIED BOARD STRUCTURE; (6) “FOR” THE REPEAL OF ANY AMENDMENTS TO THE COMPANY’S BY-LAWS ADOPTED BY THE BOARD WITHOUT THE APPROVAL OF STOCKHOLDERS AFTER FEBRUARY 18, 2016, AND PRIOR TO THE EFFECTIVENESS OF THE RESOLUTION EFFECTING SUCH REPEAL ; AND (7) IN THE PROXY HOLDERS’ DISCRETION AS TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ARE UNKNOWN TO THE CONCERNED STOCKHOLDERS A REASONABLE TIME BEFORE THE ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

(continued, and to be signed and dated, on the reverse side)

YOUR VOTE IS IMPORTANT!

Please take a moment now to vote your shares of the Company’s common stock for the upcoming Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY.

Vote by Mail—Please sign, date and return this WHITE proxy card in the postage paid envelope provided, or mail it to: Concerned Stockholders of Surge, Inc., c/o InvestorCom, 65 Locust Avenue, Suite 302, New Canaan, CT 06840.

▼PLEASE DETACH PROXY CARD HERE AND SIGN, DATE
AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED▼

PLEASE MARK VOTES AS IN THIS EXAMPLE: ☒

PROPOSAL 1—Election of Directors

1.           To elect (01) Bradley P. Rexroad; and (02) Michael D. Tofias to serve as Class A directors until the Company’s 2019 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified.

Nominees:	(01) Bradley P. Rexroad	FOR ALL	WITHHOLD FOR ALL	FOR ALL EXCEPT
	(02) Michael D. Tofias	☐	☐	☐

INSTRUCTIONS: if applicable, to withhold authority to vote for any individual nominee(s), mark the “FOR ALL EXCEPT” box and write the name(s) of the excepted nominee(s) in the space below. Your shares of common stock will be voted FOR the remaining nominees.

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” ALL OF ITS NOMINEES LISTED IN PROPOSAL 1.

PROPOSAL 2 — Advisory Vote on the Company’s Executive Compensation

2.            An advisory vote on the executive compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 2.

PROPOSAL 3 — Ratification of Appointment of Independent Registered Accounting Firm

3.           The ratification of the appointment of Seligson & Giannattasio, LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 3.

PROPOSAL 4 — Proposal Requesting Reincorporation of the Company in Delaware.

4.           An advisory vote on a proposal submitted by Michael D. Tofias to change the issuer’s jurisdiction of incorporation to Delaware.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 4.

PROPOSAL 5 — Proposal Requesting a Declassified Board

5.           An advisory vote on a proposal submitted by the Concerned Stockholders requesting a declassified board structure.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 5.

PROPOSAL 6 — By-Law Restoration Proposal

6.           To repeal any amendments to the Company’s By-Laws adopted by the Board without the approval of stockholders after February 18, 2016 (which is the date of the last publicly disclosed amendment to the By-Laws), and prior to the effectiveness of this resolution.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 6.

THIS PROXY IS VALID ONLY WHEN SIGNED.

Dated: ______________________, 2016

Printed Name of Stockholder

Signature of Stockholder (and title, if any)

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear on the stock certificate or on the attached label. If shares of common stock are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE PROMPTLY SIGN, DATE AND RETURN THIS WHITE PROXY CARD
IN THE POSTAGE-PAID ENVELOPE PROVIDED.